Exhibit 99.1

For Immediate Release

Contact:
WSP Holdings Limited Ms. Judy Zhu, IR Director Phone: +86-510-8536-0401 E-mail: info@wsphl.com http://www.wsphl.com	CCG Investor Relations, Inc. Mr. Crocker Coulson, President Phone: +1-646-213-1915 (New York) E-mail: crocker.coulson@ccgir.com http://www.ccgirasia.com

WSP Holdings Announces First Quarter 2009 Results

Wuxi, China, May 14, 2009 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, today announced its unaudited financial results for the first quarter ended March 31, 2009.

First Quarter 2009 Highlights

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Net revenues were $195.5 million, an increase of 49.0% from the first quarter of 2008

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Gross profit was $52.5 million, an increase of 63.9% from the first quarter of 2008

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Gross margin was 26.8%, compared to 24.4% in the first quarter of 2008

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Income from operations was $30.1 million, an increase of 20.1% from the first quarter of 2008

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Net income was $21.4 million, an increase of 35.0% from the first quarter of 2008

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Basic and diluted earnings per American Depository Share (“ADS,” each ADS represents two ordinary shares) were both $0.21 for the first quarter of 2009, compared to $0.15 for both in the first quarter of 2008

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Won several supply contracts in February 2009 to supply a total of 142,777 tonnes  of OCTG products to Chinese oil and gas companies

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Declared an ordinary cash dividend in the amount of US$0.15 per ordinary share, or US$0.30 per ADS, and an one-time special cash dividend in the amount of US$0.225 per ordinary share, or US$0.45 per ADS

“Responding to a generally weak overseas OCTG market, we increased our marketing and sales efforts in the Chinese domestic market. Our domestic sales accounted for 40.1% of our total net revenues in the first quarter of 2009, compared to 34.7% for the entire year 2008. Despite lower sales of OCTG products to North America, we successfully expanded new customer base in other overseas countries. Our sales to overseas customers accounted for 60% of our revenues in the quarter, primarily because of sales of high-end API products to North Africa,” said Mr. Longhua Piao, the Chairman and CEO of WSP Holdings.

First Quarter 2009 Results

WSP Holdings’ net revenues in the first quarter of 2009 were $195.5 million, an increase of 49.0% from $131.2 million in the first quarter of 2008. Sales volume was 127,042 tonnes in the first quarter of 2009, up 33.7% from 95,024 tonnes in the first quarter of 2008.

During the first quarter of 2009, domestic sales were $78.3 million and international sales were $117.2 million, accounting for 40.1% and 59.9% of total net revenues, respectively.

Sales volume for API products was 101,974 tonnes in the first quarter of 2009, a 117.5% increase from 46,883 tonnes in the first quarter of 2008. API product sales were $147.5 million in the first quarter of 2009, a 148.2% increase from $59.5 million in the first quarter of 2008.

Sales volume for non-API products was 17,383 tonnes in the first quarter of 2009, a decrease of 45.6% from 31,948 tonnes in the first quarter of 2008. Non-API product sales were $39.0 million in the first quarter of 2009, compared to $56.3 million in the first quarter of 2008. Non-API products accounted for 20.0% of the Company’s net revenue in the first quarter of 2009, compared to 42.9% in the first quarter of 2008. Lower sales revenues from non-API sales were primarily due to weak demand for non-API products from North America.

Gross profit in the first quarter of 2009 was $52.5 million, an increase of 63.9% from $32.0 million in the first quarter of 2008. Gross margin in the first quarter of 2009 was 26.8%, compared to 24.4% in the first quarter of 2008. Gross margin improved because of comparatively higher average selling prices of API and non-API products, increased sales of high-end API products, and comparatively low and stable raw materials prices.

Operating expenses in the first quarter of 2009 were $22.3 million, an increase of 222.3% from $6.9 million in the first quarter of 2008. Operating expenses increased because of higher general and administrative expenses related to increases in the scale of the Company’s operations, the establishment of new subsidiaries, and higher salary expenses due to hiring additional employees. Selling and marketing expenses increased because of increased sales commissions to sales representatives.

Income from operations in the first quarter of 2009 was $30.1 million, an increase of 20.1% from $25.1 million in the first quarter of 2008. Operating margin was 15.4% in the first quarter of 2009, compared to 19.1% in the first quarter of 2008.

Net interest expense was $3.9 million in the first quarter of 2009, compared to $1.5 million in the first quarter of 2008.  Net interest expense increased due to larger bank loans used for higher working capital requirements as a result of the Company’s increased scale of operations.

Net income was $21.4 million in the first quarter of 2009, an increase of 35.0% from $15.8 million in the first quarter of 2008.

Basic and diluted earnings per ADS were both $0.21 for the first quarter of 2009, compared to $0.15 for both in the first quarter of 2008.

There were 205,789,800 diluted weighted average ordinary shares outstanding in the first quarter of 2009, compared to 205,280,807 in the first quarter of 2008.

Financial Condition

As of March 31, 2009, the Company had cash and cash equivalents, and bank balances of $158.7 million compared to $89.1 million as of December 31, 2008. Restricted cash totaled $319.3 million as of March 31, 2009, compared to $232.0 million as of December 31, 2008. Inventory grew because of the Company’s increased scale of operations which resulted from new threading lines beginning commercial production during the first quarter of 2009.

Net current asset was $86.4 million as of March 31, 2009, compared to $123.2 million as of December 31, 2008. Total WSP Holdings Limited shareholders’ equity was $427.0 million as of March 31, 2009, compared to $482.6 million as of December 31, 2008.

Recent Developments

In February 2009, Songyuan Seamless Oil Pipes Co. Ltd. (“Songyuan Seamless”), a subsidiary of WSP Holdings, put a new threading line with 60,000 tonnes per annum pipe finishing capacity into commercial production. Products from Songyuan Seamless will be sold to oilfields in Northern and Northeast China.

In March 2009, Liaoyang Seamless Oil Pipes Co., Ltd. (“Liaoyang Seamless”), a 70% owned indirect subsidiary of WSP Holdings, put a new threading line with 60,000 tonnes per annum pipe finishing capacity into commercial production. OCTG products produced by Liaoyang Seamless will be sold to North China, Northeast China and overseas markets.

In April 2009, seven U.S. companies and the United Steelworkers Union filed a petition with the International Trade Commission and the U.S. Department of Commerce, alleging that China-based OCTG manufacturers unfairly dumped OCTG products in the U.S. market. The petitions allege that Chinese producers benefit from massive government subsidies and that dumping margins range from 40% to 90%. WSP Holdings has not been selected as a mandatory respondent in the US government investigations regarding any below market dumping of OCTG into the US market or whether as a Chinese OCTG company it received subsidies from the Chinese government. The U.S. Department of Commerce is in the process of determining which Chinese companies to investigate while the U.S. International Trade Commission is still assessing whether the imports from China are causing or threatening to cause material injury to the U.S. industry.  Both US government agencies are expected to release their determinations in the upcoming weeks.

Business Outlook

“Despite weak OCTG demand from international markets, we had solid performance in the first quarter of 2009. We expect stable and eventually increasing prices for oil and gas to lead to increased exploration and production activities and eventually increased demand for our OCTG products,” said Mr. Piao. “We have increased our sales to existing and new Chinese customers, and we have successfully sold our products to new customers in Central and South America, North Africa and Central and Southeast Asia, including Algeria and Ecuador. We are increasing our marketing efforts in the Middle East and Russia, and seeking more orders to supply our products to overseas projects of SINOPEC, CNPC and CNOOC.”

“Construction of both our new manufacturing and sales facility in Xinjiang Autonomous Region and our Texas pipe inspection facility are on schedule.”

“We now have a total of 864,000 tonnes of annual finished production capacity, up from 744,000 tonnes of annual production capacity as of December 31, 2008. We will continue to expand our projected production capability while managing capital and operational costs to meet the expected growth of our operations and to participate in the long-term growth opportunities in the Chinese and overseas OCTG markets,” concluded Mr. Piao.

Conference Call

WSP Holdings’ management will host a conference call at 9:00 a.m. Eastern Daylight Time on Thursday, May 14, 2009 to discuss results for its fiscal quarter ended March 31, 2009.  To participate in this live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 866 783-2141. International callers should call 857 350-1600. The Conference Pass Code is 630 333 04.

Replay of the conference call will be available from 11:00 a.m. Eastern Daylight Time on Thursday, May 14, 2009 to Thursday, May 21, 2009.  To access the replay, call 888-286-8010. International callers should call 617-801-6888.  The Conference Pass Code is 942 090 52.

This conference call will also be broadcast live over the Internet and can be accessed by all interested parties on WSP Holdings’ website: http://www.wsphl.com/. To listen to the live webcast, please go to WSP Holdings’ website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.  For those unable to participate during the live broadcast, a replay will be available shortly after the call on WSP Holdings’ website for 90 days.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions.  The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Among other things, the Company’s outlook and quotations from management in this announcement contain forward-looking statements.  A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, the Company’s ability to develop and market new products, the ability to access capital for expansion, changes from anticipated levels of sales, changes in national or regional economic and competitive conditions, changes in relationships with customers, changes in principal product profits and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities.  The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise.  This press release was developed by WSP Holdings, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock.  This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by WSP Holdings to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

- Financial Tables Follow –

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and share-related data)

	3 Months	3 Months
	Ended	Ended
	March 31,	March 31,
	2009	2008

Net revenues	$195,503	$131,189
Cost of revenues	(143,023)	(99,169)
Gross profit	52,480	32,020

Selling and marketing expenses	(9,751)	(2,274)
General and administrative expenses	(13,445)	(4,897)
Other operating income (expenses)	853	238
Income from operations	30,137	25,087

Interest income	1,791	2,822
Interest expenses	(5,650)	(4,368)
Other income	192	192
Exchange differences	(965)	(1,627)
Income before provision for income taxes	25,505	22,106

Provision for income taxes	(4,454)	(6,070)

Net income before earnings in equity investment	21,051	16,036
Earnings in equity investment	4	--
	21,055	16,036
Less: Net income attributable to the noncontrolling interests	309	(215)
Net income attributable to WSP Holdings Limited	$21,364	$15,821
Weighted average ordinary shares used in computation of earnings per share
Basic	205,789,800	205,280,807
Diluted	205,789,800	205,280,807

Earnings Per Ordinary Share
Basic	$0.10	$0.08
Diluted	$0.10	$0.08

Earnings Per ADS
Basic	$0.21	$0.15
Diluted	$0.21	$0.15

Note: Each ADS represents two ordinary shares

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	March 31, 2009	December 31, 2008

Assets
Cash and cash equivalents and bank balances	$158,666	$89,097
Restricted cash	319,306	231,988
Accounts and bills receivable, net	240,696	246,463
Other current assets	381,066	351,828
Total Current Assets	1,099,734	919,376

Property and equipment, net	334,447	313,936
Land use rights	31,927	32,105
Other non-current assets	25,981	45,194
Total Assets	$1,492,089	$1,310,611

Current liabilities	$1,013,359	$796,135
Other liabilities	33,134	12,481
Total Liabilities	$1,046,493	$808,616

Total WSP Holdings Limited shareholders’ equity	426,958	482,606
Noncontrolling interests	18,638	19,389
Total equity	445,596	501,995
Total Liabilities and Equity	$1,492,089	$1,310,611